UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 10)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SAPIENT CORPORATION
(Name of Subject Company)

SAPIENT CORPORATION
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

803062108
(CUSIP Number of Class of Securities)

Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116
(617) 621-0200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10  to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Sapient Corporation, a Delaware corporation (“Sapient”).  The Schedule 14D-9 relates to the tender offer by 1926 Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 12, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Sapient (the “Shares”) at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Forward-Looking Statements”, as set forth below:

“Expiration of the Offer

The Offer and withdrawal rights expired immediately after 11:59 p.m., New York City time, at the end of the day on February 5, 2015. Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary”), has advised Parent and Merger Sub that, as of 12:00 midnight, New York City time, immediately following the expiration of the Offer, 121,954,854 Shares (not including 4,054,854 Shares tendered by notice of guaranteed delivery for which certificates have not yet been delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 86.5% of the outstanding Shares.  In addition, notices of guaranteed delivery had then been delivered for 4,054,854 Shares, representing approximately 2.9% of the outstanding Shares. The number of Shares validly tendered (excluding all Shares tendered by notice of guaranteed delivery for which certificates were not yet delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase).

All conditions to the Offer having been satisfied, on February 6, 2015, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date (as defined in the Offer), and payment of the Offer Price for such Shares will be made promptly by the Depositary.

Following expiration of the Offer and acceptance for payment of the Shares, Parent completed its acquisition of Sapient by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Sapient in accordance with Section 251(h) of the DGCL.  At the Effective Time, Purchaser was merged with and into Sapient, with Sapient continuing as the Surviving Corporation and a wholly owned indirect subsidiary of Parent, and each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares held by Sapient or any of its subsidiaries, Parent, Purchaser, any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and less any required withholding taxes.  The Shares will no longer be listed on the NASDAQ Global Select Market.

On February 6, 2015, Sapient and Parent, issued a joint press release relating to the expiration of the Offer and the consummation of the Merger.  The joint press release is attached as Exhibit (a)(5)(xv) hereto.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number                                           Description

(a)(5)(xv)	Joint Press Release of Sapient Corporation and Publicis Groupe S.A., dated February, 6, 2015 (incorporated by reference to Exhibit 99.1 to Sapient Corporation’s 8-K filed on February 6, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SAPIENT CORPORATION

By:	/s/ Joseph A. LaSala, Jr.
	Name:	Joseph A. LaSala, Jr.
	Title:	Senior Vice President, General Counsel and Secretary

Dated: February 6, 2015